Mail Stop 3561

April 16, 2009

Quinn P. Fanning
Chief Financial Officer
Tidewater Inc.
601 Poydras Street, Suite 1900
New Orleans, LA 70130

      Re: **Tidewater Inc.**
            File No. 001-06311
            Form 10-K: For the fiscal year ended March 31, 2008
            Form 10-Q: For the quarterly period ended September 30, 2008
            Schedule 14A filed June 27, 2008

Dear Mr. Fanning:

      We have completed our review of your Form 10-K and your related filings, and we have no further comments at this time.

                      Sincerely,

                      Joseph Foti
                      Senior Assistant Chief Accountant